2-26-02

02030368

857071

RECEIVED
APR 15 2002
164

# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

# FORM 6-K

**REPORT ON FOREIGN ISSUER**

**PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934**
**Date: Period February 26, 2002**

PROCESSED
MAY 15 2002
THOMSON FINANCIAL

# WMC LIMITED

ACN 004 820 419

Level 16, IBM Centre
60 City Road
Southbank, Victoria 3006
Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of WMC Limited made for the period February 27, 2002 to April 11, 2002.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

RECEIVED
2002
WASH. D.C.
164

WMC LIMITED

By: ______________________

Name: R.E. Mallett

Title: Assistant Company Secretary

Date: April 11, 2002